                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

(X)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934
         For the fiscal year ended December 31, 1996

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

Commission File Number:  33-76290

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               BORROR CORPORATION
                            RETIREMENT PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               DOMINION HOMES, INC. (FORMERLY BORROR CORPORATION)
                                5501 FRANTZ ROAD
                                  P.O. BOX 7166
                             DUBLIN, OHIO 43017-0766

                                                        Exhibit Index on Page 19

                              REQUIRED INFORMATION

         The following financial statements and schedules for Borror Corporation Retirement Plan and Trust which are prepared in accordance with the Employee Retirement Income Security Act of 1974 are being filed herewith:

Description                                                          Page No.
-----------                                                          --------

Index to Financial Statements                                        Page 5

Audited Financial Statements:

Report of Independent Accountants                                    Page 6

Statements of Net Assets Available for Benefits as                   Page 7
of December 31, 1996 and December 31, 1995

Statements of Changes in Net Assets Available for                    Page 8
Benefits for the Years Ended December 31, 1996
and December 31, 1995

Notes to Financial Statements                                        Pages 9-16


Supplemental Schedules:

Item 27a - Schedule of Assets Held for Investment                    Page 17
Purposes as of December 31, 1996

Item 27d - Schedule of Reportable Transactions                       Page 18
for the Year Ended December 31, 1996

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to Borror Corporation Retirement Plan and Trust.

The following exhibit is being filed herewith:

Exhibit No.       Description                                        Page No.
-----------       -----------                                        --------

     1            Consent of Independent Accountants                 Page 20

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

                                              BORROR CORPORATION
                                              RETIREMENT PLAN AND TRUST

Date:  June 26, 1997                          By:   */s/ Terry E. George
                                                    ----------------------------
                                                     Terry E. George, Co-Trustee

                  BORROR CORPORATION RETIREMENT PLAN AND TRUST

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

BORROR CORPORATION RETIREMENT PLAN AND TRUST

INDEX

                                                                           PAGES

Report of Independent Accountants                                            6

Financial Statements:

     Statements of Net Assets Available for Benefits                         7

     Statements of Changes in Net Assets Available for Benefits              8

Notes to the Financial Statements                                          9-16

Supplemental Schedules:

     Item 27a--Schedule of Assets Held for Investment Purposes               17

     Item 27d--Schedule of Reportable Transactions                           18

REPORT OF INDEPENDENT ACCOUNTANTS
To the Trustees of
Borror Corporation Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Borror Corporation Retirement Plan and Trust as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Columbus, Ohio
June 6, 1997

BORROR CORPORATION RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 1996 and 1995


                                                                    1996          1995
                                                                 ----------     ----------

Assets:
    Investments at fair market value (cost is $3,090,663 and
          $2,883,055 for 1996 and 1995, respectively)            $3,550,733     $3,158,718
    Cash, bearing interest at money market rates                     32,426        272,046
    Employer contributions receivable                               279,215        291,496
    Employee contributions receivable                                16,258         11,706
    Accrued interest receivable and other                               818            525
                                                                 ----------     ----------

      Total assets                                                3,879,450      3,734,491
                                                                 ----------     ----------
Liabilities:
    Participant refunds payable                                      34,674          5,188
                                                                 ----------     ----------

      Total liabilities                                              34,674          5,188
                                                                 ----------     ----------

      Net assets available for benefits                          $3,844,776     $3,729,303
                                                                 ==========     ==========


The accompanying notes are an integral part of the financial statements.
                                                                               7

BORROR CORPORATION RETIREMENT PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 1996 and 1995


                                                               1996             1995
                                                          -----------      -----------

Additions:
    Employee contributions                                $   424,944      $   502,994
    Employer contributions                                    295,715          305,826
    Interest and dividend income                               17,093            6,883
    Net appreciation in the fair value of investments         417,486          478,541

Deductions:
    Participant benefits                                     (993,154)        (603,051)
    Administrative expenses                                   (46,611)         (41,845)
                                                          -----------      -----------

      Net additions                                           115,473          649,348

Net assets available for benefits, beginning of year        3,729,303        3,079,955
                                                          -----------      -----------

      Net assets available for benefits, end of year      $ 3,844,776      $ 3,729,303
                                                          ===========      ===========

The accompanying notes are an integral part of the financial statements.
                                                                               8

BORROR CORPORATION RETIREMENT PLAN AND TRUST

NOTES TO THE FINANCIAL STATEMENTS

1.     DESCRIPTION OF THE PLAN:

       Dominion Homes, Inc. (formerly Borror Corporation)(the Employer) established Borror Corporation Retirement Plan and Trust (the Plan) effective July 1, 1985. The Plan is a defined contribution plan intended to comply with Sections 401(a) and (k) of the Internal Revenue Code.

       Effective July 1, 1995, employees are eligible to participate in the Plan upon the latest of: a) the attainment of age 21; b) the completion of six months of service; and c) classification as a regular full-time employee, exclusive of employees for whom retirement benefits have been the subject of good faith collective bargaining.

       Prior to July 1, 1995, employees were eligible to participate in the Plan upon the attainment of age 21 and the completion of six months and 500 hours of service, exclusive of employees for whom retirement benefits have been the subject of good faith collective bargaining.

       Participants may invest in seven investment fund options. These options include the Dominion Homes, Inc. Stock Fund, the Balanced Fund, the Growth Fund, the Income Fund, the Fidelity Growth Fund, the Huntington Monitor Money Market Fund, and the Huntington Monitor Treasury Money Market Fund. The Balanced Fund, Growth Fund and Income Fund are Huntington Asset Allocation Funds with investments in equity and fixed income investments.

       The Employer is required to make annual retirement contributions to the Plan from its current or accumulated profits, if any, equal to 2% of the compensation paid to participants. Eligible participants for this purpose include those making contributions to the Plan during the period, employed on the last day of the plan year and have at least 1,000 hours of service during a calendar year. The Employer may make additional discretionary annual retirement contributions to the Plan from its current or accumulated profits, if any. The Employer's retirement contributions to the Plan for each plan year are allocated among those participants employed by the Employer as of the last day of such plan year in the ratio that the compensation of each such participant during the plan year bears to the total compensation received by all such participants during the plan year. Effective January 1, 1997, the Plan will provide for matching and profit sharing allocations without regard to employment on the last day of the plan year or the completion of 1,000 hours of service during the plan year.

BORROR CORPORATION RETIREMENT PLAN AND TRUST

       A participant in the Plan may enter into a salary reduction agreement with the Employer, authorizing the Employer to withhold a percentage of such participant's compensation and to contribute such amount to the Plan on their behalf. If a participant has not authorized the Employer to withhold at the maximum rate and desires to increase the total amount withheld for a plan year, such participant may authorize the Employer to withhold a supplemental amount up to 100% of their compensation for one or more pay periods. In no event may the sum of the amounts withheld under the Salary Reduction Agreement plus the supplemental withholding in any calendar year exceed $9,500. In accordance with Section 401(k) of the Internal Revenue Code, all amounts withheld from a participant's compensation in accordance with this section and contributed to their Salary Reduction Account are not to be included in the gross income of the participant for federal income tax purposes and are deemed, for tax purposes, to be an employee contribution to the Plan.

       The Employer is required to make matching contributions to the Plan from its current or accumulated profits, if any, equal to 25% of the salary reduction contributions made by participants who are employed on the last day of the plan year provided, however, that such matching contributions shall not exceed 1.5% of such participant's compensation for the plan year, subject to the limitations as published from time to time by the Internal Revenue Service. In no event may the sum of the amounts credited to a participant's Salary Reduction Account, Retirement Account and Matching Contribution Account in any plan year exceed the lesser of 25% of the participant's compensation for the plan year or $30,000.

       Income and losses on investments are allocated quarterly to the participant's account based on the ratio of the participant's prior quarterly account balance plus one half of the participant's current quarterly contributions less any quarterly distributions/withdrawals to the exact formula applied to the investment in total. This ratio is multiplied by the investment's income/loss for the quarter to determine the participant's allocation.

       A participant's interest in their Salary Reduction Account, Rollover Account, Retirement Account and Matching Contribution Account shall be fully vested and nonforfeitable at all times.

       Benefits under the Plan are generally payable upon the earliest occurrence of a participant's death, disability or retirement at or after attainment of normal retirement age. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account, or in equal monthly, quarterly, semiannual or annual installments over a period not to exceed ten years. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Notwithstanding the foregoing, a participant's Salary Reduction Account may also be distributed in the event of certain financial hardships or the attainment of age 55.

BORROR CORPORATION RETIREMENT PLAN AND TRUST

       The Employer reserves the right at any time to amend or terminate this Plan or to suspend contributions thereto, provided that no such amendment, termination or suspension shall have the effect of giving the Employer any right or interest, or of revoking or diminishing the rights and interests of any participant in the funds then held by the Trustee.

2.     ACCOUNTING POLICIES:

       The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to generally accepted accounting principles.

       A. INVESTMENT VALUATION AND INCOME RECOGNITION: Investments in the Employer's common stock, asset allocation funds, money market funds, and government securities and bonds traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.

          Security transactions are reflected on a trade-date basis, which is not materially different from a settlement-date basis.

          Income from investments is recorded as earned, on an accrual basis.

          In the statements of changes in net assets available for plan benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation (depreciation) on those investments.

       B. CONTRIBUTIONS TO THE PLAN: Contributions by the Employer are accrued and credited based upon amounts as described in Note 1 as of the end of each plan year.

       C. ADMINISTRATIVE EXPENSES: Administrative expenses are paid by the trustee from the net assets of the Plan. Approximately $47,000 and $42,000 in administrative expenses were incurred for the years ended December 31, 1996 and 1995, respectively.

       D. USE OF ESTIMATES: The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in the net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

       E. RISKS AND UNCERTAINTIES: The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that

BORROR CORPORATION RETIREMENT PLAN AND TRUST changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

3.     INVESTMENTS:

       Investments at December 31, 1996 and 1995 are as follows:


                                                                         1996
                                                            --------------------------
                             INVESTMENTS                         COST      FAIR VALUE
          -----------------------------------------------   ------------  ------------
          Huntington Asset Allocation Fund--Balanced (a)     $  800,233     $1,017,179
          Huntington Asset Allocation Fund--Growth (a)          895,024      1,143,363
          Huntington Asset Allocation Fund--Income (a)          325,354        384,774
          Fidelity Growth Fund                                  148,483        161,090
          Dominion Homes, Inc. Stock Fund (a)                   758,994        681,752
          Huntington Monitor Money Market Fund                  160,400        160,400
          Huntington Monitor Treasury Money Market Fund           2,175          2,175
                                                             ----------     ----------

                                                             $3,090,663     $3,550,733
                                                             ==========     ==========


                                                                       1995
                                                            --------------------------
                             INVESTMENTS                         COST      FAIR VALUE
          -----------------------------------------------   ------------  ------------
          Huntington Asset Allocation Fund--Balanced (a)     $1,130,041     $1,340,544
          Huntington Asset Allocation Fund--Growth (a)          690,172        841,307
          Huntington Asset Allocation Fund--Income (a)          578,972        669,570
          Dominion Homes, Inc. Stock Fund (a)                   367,690        191,117
          Huntington Monitor Money Market Fund                  116,180        116,180
                                                             ----------     ----------

                                                             $2,883,055     $3,158,718
                                                             ==========     ==========

          (a) Investment represents 5% or more of net assets available for benefits at December 31, 1996 and 1995, respectively.

BORROR CORPORATION RETIREMENT PLAN AND TRUST

4.     PARTICIPANT-DIRECTED INVESTMENTS:

       In accordance with the salary reduction provisions of the Plan, each participant designates the percentage of Employer and participant contributions invested in the following funds:

               x   Balanced Fund
               x   Growth Fund
               x   Income Fund
               x   Dominion Homes, Inc. Stock Fund
               x   Fidelity Growth Fund
               x   Huntington Monitor Money Market Fund
               x   Huntington Monitor Treasury Money Market Fund

       As of January 1, 1997, three additional funds were available to participants: the Managers Special Equity Fund, the Vanguard Index 500 Fund, and the T. Rowe Price International Fund. The Employer contributions receivable at December 31, 1996 and 1995 were allocated to the investment options based on contributions made during the first quarter of 1997 and 1996.

BORROR CORPORATION RETIREMENT PLAN AND TRUST

The allocation of net assets at December 31, 1996, and changes in net assets since January 1, 1996, for each fund is as follows:


                                                                                                   HUNTINGTON
                                                                                                     MONITOR
                                                                          DOMINION                  TREASURY
                                                                         HOMES, INC.   FIDELITY      MONEY
                                    BALANCED     GROWTH       INCOME       STOCK        GROWTH       MARKET
                                     FUND         FUND         FUND         FUND         FUND         FUND
                                  -----------  -----------  ----------- -----------  ----------- ------------

Net assets available for
      benefits, beginning
      year of                     $1,570,933   $1,027,918   $  739,618  $  206,907   $    9,401  $    65,653

Employer contributions                66,387      102,925       26,012      16,500       29,224
Employee contributions               106,774      180,364       37,470      61,557       38,511          268
Interest and dividend income                                                   270        8,459        8,060

Net appreciation (deprecia-
      tion) in the fair
      value of investments           157,492      159,227       34,925      50,961       14,881
Participant termination
      benefits                      (565,016)    (284,424)     (65,485)    (53,695)      (1,159)     (23,375)
Administrative expenses              (18,421)     (13,666)      (8,908)     (3,338)      (1,222)        (455)
Transfers                           (229,911)      63,663     (348,586)    419,612       92,318        2,922
                                   -----------  -----------  ----------- -----------  ----------- ------------

Change in net assets                (482,695)     208,089     (324,572)    491,867      181,012      (12,580)
                                  -----------  -----------  ----------- -----------  ----------- ------------

      Net assets available
          for benefits, end
          of year                  $1,088,238  $1,236,007   $  415,046  $  698,774   $  190,413  $    53,073
                                   =========== ===========  =========== ===========  =========== ============


                                   HUNTINGTON
                                    MONITOR                                  T. ROWE
                                     MONEY        MANAGERS    VANGUARD        PRICE
                                    MARKET        SPECIAL    INDEX 500    INTERNATIONAL
                                     FUND       EQUITY FUND     FUND          FUND          TOTAL
                                 ------------  ------------ -----------  ------------   ------------
Net assets available for
      benefits, beginning
      year of                    $   108,873                                            $ 3,729,303

Employer contributions                47,204   $     5,010  $    1,773   $       680        295,715
Employee contributions                                                                      424,944
Interest and dividend income             304                                                 17,093

Net appreciation (deprecia-
      tion) in the fair
      value of investments                                                                  417,486
Participant termination
      benefits                                                                             (993,154)
Administrative expenses                (601)                                                (46,611)
Transfers                               (18)
                                 ------------  ------------ -----------  ------------   ------------

Change in net assets                  46,889         5,010       1,773           680        115,473
                                 ------------  ------------ -----------  ------------   ------------

      Net assets available
          for benefits, end
          of year                $   155,762   $     5,010  $    1,773   $       680    $ 3,844,776
                                 ============  ============ ===========  ============   ============

BORROR CORPORATION RETIREMENT PLAN AND TRUST

       The allocation of net assets at December 31, 1995, and changes in net assets since January 1, 1995, for each fund is as follows:


                                                                                        HUNTINGTON
                                                                    DOMINION             MONITOR    HUNTINGTON
                                                                      HOMES,             TREASURY     MONITOR
                                                                       INC.    FIDELITY    MONEY       MONEY
                               BALANCED       GROWTH      INCOME       STOCK   GROWTH     MARKET      MARKET
                                 FUND          FUND        FUND        FUND     FUND       FUND        FUND        TOTAL
                             ------------ ------------ ----------- ---------- -------- -----------  ---------  -----------
Net assets available for
     benefits, beginning
     of year                  $ 1,296,338  $   760,184  $  674,058  $ 246,588                        $102,787   $3,079,955
Employer contributions             64,417       99,860      25,358     41,137  $ 9,401  $   65,653                 305,826
Employee contributions            169,672      215,699      62,732     54,891                                      502,994
Interest and dividend
     income                           180          137          70        415                           6,081        6,883
Net appreciation (deprecia-
     tion) in the fair
     value of investments         267,056      190,901     116,058    (95,474)                                     478,541
Participant termination
     benefits                    (226,373)    (221,188)   (131,621)   (23,869)                                    (603,051)
Administrative expenses           (17,862)     (10,563)     (9,122)    (3,844)                           (454)     (41,845)
Transfers                          17,505       (7,112)      2,085    (12,937)                            459
                             ------------ ------------ ----------- ---------- -------- -----------  ---------  -----------

Change in net assets              274,595      267,734      65,560    (39,681)   9,401      65,653      6,086      649,348
                             ------------ ------------ ----------- ---------- -------- -----------  ---------  -----------

     Net assets available
         for benefits,
         end of year          $ 1,570,933  $ 1,027,918  $  739,618  $ 206,907  $ 9,401  $   65,653   $108,873   $3,729,303
                             ============ ============ =========== ========== ======== ===========  =========  ===========


5.     TAX STATUS:

       The Plan meets the requirements of Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code, as amended by the Employee Retirement Income Security Act of 1974 (ERISA). The Plan qualifies as and has been granted favorable determination of tax-exempt status under Section 501(a).

       The Plan obtained its latest determination letter on May 6, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.     INVESTMENTS IN DOMINION HOMES, INC.:

       The Plan held, at fair value, $681,752 and $191,117 of Dominion Homes, Inc. common shares (Employer securities) at December 31, 1996 and 1995, respectively. The Plan purchased 115,572 and 18,000 shares of Dominion Homes, Inc. common shares at a cost of $514,728 and $72,915 in 1996 and 1995, respectively. The Plan sold 12,276 and 8,903 Dominion Homes, Inc. common shares for $51,575 and $35,119 with realized losses of $25,150 and $18,740 in 1996 and 1995, respectively.

BORROR CORPORATION RETIREMENT PLAN AND TRUST

7.     RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500:

       The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                            DECEMBER 31,
                                                   ----------------------------
                                                       1996             1995
                                                   -----------      -----------

       Net assets available for benefits per
             the financial statements               $3,844,776       $3,729,303
       Amounts allocated to withdrawing
             participants                              (31,857)         (68,120)
                                                   -----------      -----------

             Net assets available for benefits
                   per Form 5500                    $3,812,919       $3,661,183
                                                   ===========      ===========


       The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:


                                                               YEAR ENDED
                                                               DECEMBER 31,
                                                                  1996
                                                                ---------
          Benefits paid to participants per the
                financial statements                             $993,154
          Add: Amounts allocated to withdrawing
                participants at December 31, 1996                  31,857
          Less: Amounts allocated to withdrawing
                participants at December 31, 1995                 (68,120)
                                                                ---------

                Benefits paid to participants per Form 5500      $956,891
                                                                =========


       Amounts allocated to withdrawing participants are recorded on Form 5500 for benefits claims that have been processed and approved for payment prior to year-end but not yet paid as of that date.

BORROR CORPORATION RETIREMENT PLAN AND TRUST

ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

as of December 31, 1996


                                                                    CURRENT
                             INVESTMENTS              COST           VALUE

Huntington Asset Allocation Fund--Balanced          $800,233     $1,017,179
Huntington Asset Allocation Fund--Growth             895,024      1,143,363
Huntington Asset Allocation Fund--Income             325,354        384,774
Fidelity Growth Fund                                 148,483        161,090
Dominion Homes, Inc. Stock Fund                      758,994        681,752
Huntington Monitor Money Market Fund                 160,400        160,400
Huntington Monitor Treasury Money Market Fund          2,175          2,175
                                                  ----------     ----------

                                                  $3,090,663     $3,550,733
                                                  ==========     ==========

                                                                              17

BORROR CORPORATION RETIREMENT PLAN AND TRUST

ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS

for the year ended December 31, 1996


                                                                           TOTAL           TOTAL
                                                                           DOLLAR          DOLLAR          NET GAIN
                                               NUMBER OF     NUMBER OF    VALUE OF        VALUE OF        (LOSS) ON
       DESCRIPTION                             PURCHASES       SALES      PURCHASES        SALES            SALES

Huntington Asset Allocation Fund--Income          28             39        $ 64,001        $382,538        $ 279,182

Huntington Asset Allocation Fund--Growth          32             45         390,430         247,610           62,032

Huntington Asset Allocation Fund--Balanced        29             53         180,931         661,788          151,048

Dominion Homes, Inc. Stock Fund                   17             39         514,728          51,575          (25,150)

Fidelity Growth Fund                              37             15         178,515          32,307            2,275

Huntington Asset Allocation Fund--Income                          1                         212,000           39,626

Dominion Homes, Inc. Stock Fund                    1                        209,250

Dominion Homes, Inc. Stock Fund                    1                        218,250


The single transactions within this schedule are also included as components of the series of transactions under the same description.

                               BORROR CORPORATION
                           RETIREMENT PLAN AND TRUST
                           ANNUAL REPORT ON FORM 11-K
                    FOR FISCAL YEAR ENDED DECEMBER 31, 1996

                               INDEX TO EXHIBITS

EXHIBIT NO.                                 DESCRIPTION                                   PAGE NO.
-----------                                 -----------                                   --------
    1                    CONSENT OF INDEPENDENT ACCOUNTANTS                               PAGE 20



                                                                         19